SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLACK WARRIOR WIRELINE CORP
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                              CHARLES E. UNDERBRINK
                                245 STEWART DRIVE
                            MERRITT ISLAND, FLORIDA 32952
                                 (321) 986-6129
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               OCTOBER 6, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D


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|   1  |   NAMES OF REPORTING PERSONS:   CHARLES E. UNDERBRINK
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
|      |
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS *     PF
|      |
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)       [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Florida
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                       8,235,197
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                      91,576,321
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                       8,235,197
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                      91,576,321
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                          99,811,518
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *            [ ]
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                93.1%
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|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  IN
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

ITEM 1. Security and Issuer.

Charles Underbrink has acquired beneficial ownership of 99,811,518 shares
(the "Shares") of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline, Corp., a Delaware corporation ("BWWC").
The address of BWWC's corporate office is 100 Rosecrest Lane, Columbus, Mississippi 39701. Of the Shares, 8,235,197 shares of BWWC Common Stock (Personal Shares) were acquired by Mr. Underbrink personally or through entities related to Mr. Underbrink (Mr. Underbrink and the entities related to him, excluding St. James Capital Partners, L.P. and SJMB, L.P., are referred to herein collectively as the "Underbrink Family Entities") and 91,576,321 shares of BWWC Common Stock (St. James Shares) were acquired by St. James Capital Partners, L.P. and SJMB, L.P. St. James Capital Partners, L.P. and SJMB, L.P. are investment partnerships. Mr. Underbrink is the Chairman of St. James Capital Corp. and SJMB, L.L.C., which are the general partners of St. James Capital Partners, L.P. and SJMB, L.P., respectively, and as a result of his position as Chairman of the general partners he may be deemed to have beneficial ownership of the St. James Shares.

ITEM 2. Identity and Background.

Mr. Underbrink's address is 245 Stewart Drive, Merritt Island, Florida 32952. The principal occupation of Mr. Underbrink is real estate investment and investment management and he is a citizen of the United States. Mr. Underbrink has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or other Consideration.

All of the funds used for the purchase of the Personal Shares came from personal funds belonging to the Underbrink Family Entities. In some cases, the Underbrink Family Entities borrowed funds in order to purchase Personal Shares. All of the funds used for purchase of the St. James Shares came from St. James Capital Partners, L.P. and SJMB, L.P. In some cases, James Capital Partners, L.P. and SJMB, L.P. borrowed funds in order to purchase the St. James Shares.

ITEM 4. Purpose of the Transaction.

Mr. Underbrink acquired beneficial ownership in the Personal Shares for personal use only. Depending upon future evaluations of the business prospects of BWWC and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Mr. Underbrink may determine from time to time to purchase additional shares of Common Stock or dispose of all or a portion of the Personal Shares. St. James Capital Partners, L.P. and SJMB, L.P. acquired beneficial ownership in the St. James Shares for investment purposes.

On October 6, 2005, the Underbrink Family Entities entered into a Recapitalization Agreement with BWWC pursuant to which they agreed to exchange warrants to purchase 11,938,409 shares of Common Stock at an exercise price of $0.75 for 3,979,467 shares of Common Stock. In the Recapitalization Agreement, the Underbrink Family Entities also agreed, contingent on an underwritten equity offering of BWWC, to convert all of the convertible promissory notes they hold into shares of Common Stock and, in connection with an underwritten public offering, to sell to BWWC those conversion shares and the 3,979,467 shares they received in exchange for the warrants at a price per share equal to the net offering price per share that BWWC receives in exchange for the shares it issues in the underwritten equity offering ("Net Offering Price Per Share"). As of October 6, 2005, the Underbrink Family Entities held BWWC convertible promissory notes with an aggregate of $1,277,374 principal balance and $1,409,423 of accrued interest, which were convertible at a conversion price of $0.75 per share, into 4,115,730 shares of Common Stock as of October 6, 2005.

The Underbrink Family Entities entered into the Recapitalization Agreement with BWWC for the purpose of generating liquidity for the Underbrink Family Entities' investments in BWWC.

On October 6, 2005, St. James Capital Partners, L.P. and SJMB, L.P. entered into
a Recapitalization Agreement with BWWC.   In the Recapitalization Agreement, St.
James Capital Partners, L.P. and SJMB, L.P. agreed, contingent on an underwritten equity offering of BWWC, to convert all of the convertible promissory notes they hold into shares of Common Stock and, in connection with an underwritten public offering, to sell to BWWC those conversion shares and the 40,755,276 warrants they hold to purchase shares of Common Stock. As of October 6, 2005, St. James Capital Partners, L.P. and SJMB, L.P. held BWWC convertible promissory notes with an aggregate of $18,600,000 principal balance and $15,752,673 of accrued interest, which were convertible at a conversion price of $0.75 per share, into 45,803,564 shares of Common Stock as of October 6, 2005. St. James Capital Partners, L.P. and SJMB, L.P. have agreed to sell each of their conversion shares to BWWC for the Net Offering Price Per Share and they have agreed to sell every three of their warrants to BWWC for the Net Offering Price Per Share. In the event an underwritten public offering does not occur by June 30, 2006, St. James Capital Partners, L.P. and SJMB, L.P. have agreed to exchange their 40,755,276 warrants for 13,585,092 Common Shares.

St. James Capital Partners, L.P. and SJMB, L.P. entered into the
Recapitalization Agreement with BWWC for the purpose of generating liquidity for their investments in BWWC.

ITEM 5. Interest in Securities of the Issuer.

Prior to the October 6, 2005 Recapitalization Agreement being entered into Mr. Underbrink beneficially owned 107,770,460 shares of Common Stock, which represented 93.6% of the outstanding Common Stock. The Underbrink Family Entities had the sole power to vote and dispose of 16,194,139 shares of Common Stock, which represents 14% of the outstanding shares of Common Stock. St. James Capital Partners, L.P. had the sole power to vote and dispose of 20,248,381 shares of Common Stock, which represents 18% of the outstanding shares of Common Stock. SJMB, L.P. had the sole power to vote and dispose of 71,327,940 shares of Common Stock, which represents 62% of the outstanding shares of Common Stock.

Subsequent to the October 6, 2005 Recapitalization Agreement being entered into Mr. Underbrink beneficially owned 99,811,518 shares of Common Stock, which represented 93.1% of the outstanding Common Stock. The Underbrink Family Entities had the sole power to vote and dispose of 8,235,197 shares of Common Stock, which represents 8% of the outstanding shares of Common Stock. St. James Capital Partners, L.P. had the sole power to vote and dispose of 20,248,381 shares of Common Stock, which represents 19% of the outstanding shares of Common Stock. SJMB, L.P. had the sole power to vote and dispose of 71,327,940 shares of Common Stock, which represents 67% of the outstanding shares of Common Stock.

Mr. Underbrink disclaims beneficial ownership of the St. James Shares.


ITEM 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

On October 6, 2005, the Underbrink Family Entities entered into a Recapitalization Agreement with BWWC pursuant to which they agreed to exchange warrants to purchase 11,938,409 shares of Common Stock at an exercise price of $0.75 for 3,979,467 shares of Common Stock. In the Recapitalization Agreement, the Underbrink Family Entities also agreed, contingent on an underwritten equity offering of BWWC, to convert all of the convertible promissory notes they hold into shares of Common Stock and, in connection with an underwritten public offering, to sell to BWWC those conversion shares and the 3,979,467 shares they received in exchange for the warrants at a price per share equal to the net offering price per share that BWWC receives in exchange for the shares it issues in the underwritten equity offering ("Net Offering Price Per Share"). As of October 6, 2005, the Underbrink Family Entities held BWWC convertible promissory notes with an aggregate of $1,277,374 principal balance and $1,409,423 of accrued interest, which were convertible at a conversion price of $0.75 per share, into 4,115,730 shares of Common Stock as of October 6, 2005.

On October 6, 2005, St. James Capital Partners, L.P. and SJMB, L.P. entered into
a Recapitalization Agreement with BWWC.   In the Recapitalization Agreement, St.
James Capital Partners, L.P. and SJMB, L.P. agreed, contingent on an underwritten equity offering of BWWC, to convert all of the convertible promissory notes they hold into shares of Common Stock and, in connection with an underwritten public offering, to sell to BWWC those conversion shares and the 40,755,276 warrants they hold to purchase shares of Common Stock. As of October 6, 2005, St. James Capital Partners, L.P. and SJMB, L.P. held BWWC convertible promissory notes with an aggregate of $18,600,000 principal balance and $15,752,673 of accrued interest, which were convertible at a conversion price of $0.75 per share, into 45,803,564 shares of Common Stock as of October 6, 2005. St. James Capital Partners, L.P. and SJMB, L.P. have agreed to sell each of their conversion shares to BWWC for the Net Offering Price Per Share and they have agreed to sell every three of their warrants to BWWC for the Net Offering Price Per Share. In the event an underwritten public offering does not occur by June 30, 2006, St. James Capital Partners, L.P. and SJMB, L.P. have agreed to exchange their 40,755,276 warrants for 13,585,092 Common Shares.


ITEM 7. Material to be Filed as Exhibits.


    Exhibit No.		    Description of Exhibit


        1           Recapitalization Agreement - Underbrink
        2           Recapitalization Agreement - St. James Capital Partners, LP
        3           Recapitalization Agreement - SJMB, LP

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 31, 2005




                                         Signature:  /S/ CHARLES E. UNDERBRINK
                                         Name:       CHARLES E. UNDERBRINK




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